Mail Stop 4720

September 16, 2009

By US Mail and facsimile to (239) 263-4543

Stephen J. Gilhooly
Chief Financial Officer and Treasurer
TIB Financial Corp.
599 9th Street North
Naples, FL 34102

> **Re:** **TIB Financial Corp.**
> **Form 10-K For Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-K/A**
> **Filed March 17, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 10, 2009**
> **File No. 000-21329**

Dear Mr. Gilhooly:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008
Stock Price Performance Graph, page 22

1. It appears that you have not included the performance graph in your Form 10-K as required by Item 201(e). Please confirm that you have provided this graph in

your annual report to security holders.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Allowance and Provision for Loan Losses, page 38

2.   We note the continued deterioration in the credit quality of your loan portfolio. Please revise your disclosure in future filings to comprehensively bridge the gap between the significant increases in your nonperforming and impaired loans. Discuss the relationship between you nonperforming and impaired loans and the allowance for loan losses and link this information to the increase in your allowance for loan losses and discuss in detail the extent to which your nonperforming and impaired loans are collateralized.

Non-Performing Assets, pages 40-42

3.   Please revise your future filings to provide disclosure of potential problem loans pursuant to Item III C 2 of Guide III.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 11 - Income Taxes, pages 84-85

4.   We note that you recognized a pre-tax loss for the years ended December 31, 2008 and December 31, 2007 and the interim periods ended March 31, 2009 and June 30, 2009. Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets. Specifically tell us the facts and circumstances you used to determine whether each significant deferred tax asset was more likely than not to be realized. Tell us the positive and negative evidence you considered in your determination pursuant to paragraphs 23-24 and 102-103 of SFAS 109 and how that evidence was weighed. Consider the need to disclose in future filings early warning disclosures in MD&A and in the notes to the financial statements if a valuation allowance is reasonably likely in the near future.

Note 14 – Shareholders' Equity and Minimum Regulatory Capital Requirements, page 88

5.   Please tell us and revise future filings to more clearly discuss the following regarding your issuance of preferred stock and warrants to the U.S. Treasury:

- clearly identify the assumptions used to calculate the fair value of the preferred stock;
- clearly identify how you determined the relative fair value of the preferred stock and warrants;

- clearly identify how those factors were considered in the calculation of the accretion amount reported; and
- quantify the discount rate used to value the preferred stock.

Signature Page

6.   Please confirm that Stephen Gilhooly has signed your 10-K, amended 10-K and 10-Q in his capacity as principal accounting officer in accordance with General Instruction D to Form 10-K. Please confirm that you will identify the principal accounting officer in future filings.

Exhibits
General

7.   In future filings, please separately file and tag exhibits on EDGAR as exhibits and do not append them to the body of the reports.

Item 11. Executive Compensation
Compensation Discussion and Analysis, page 11 of Definitive Proxy Statement on
Schedule 14A

8.   Please tell us why you have not disclosed the performance targets utilized in determining cash incentive compensation for your named executive officers for the 2008 fiscal year. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

9.   It appears that the company benchmarks certain elements of compensation to its peers. Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Form 10-K/A
Exhibits

10.   We note that you have filed the Amendment No. 1 on Form 10-K/A to the Annual
        Report on Form 10-K for the year ended December 31, 2008 to amend Exhibits
        32.1 and 32.2 to refer to the period ended December 31, 2008 as opposed to the
        period ended December 31, 2007. However, we note that you have filed an
        exhibit only amendment. Because the certification relates to the entire Form 10-K
        or 10-Q, the amendment should include the entire report. Please represent to the
        staff that you understand this rule and in the future, if it is necessary to amend
        your 906 certifications, you will file a full amendment to the Form 10-K.

Exhibits 31.1 and 31.2

11.   We note that you have replaced the word "report" with "annual report" in several
        paragraphs of this certification and have deleted the word "and" in paragraph 4(d)
        in exhibits 31.1 and 31.2 and have included an extra "c" and "d" in paragraphs
        4(c) and 4(d) of exhibit 31.2. In future filings, the certification should be revised
        to conform with Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2009
Item 1. Financial Statements
Note 1 – Basis of Presentation and Accounting Policies
Investment Securities and Temporary Impairment, pages 8-9

12.   Please revise the discussion in future filings to refer to the guidance of FSP FAS
        115-2 and 124-2 rather than SFAS 115 and EITF 99-20 since the recognition
        guidance in paragraphs 19-34 applies to debt securities classified as AFS and
        HTM that are subject to OTTI guidance within Statement 115, FSP 115-1 and
        124-1 and EITF Issue 99-20, as amended by FSP EITF 99-20-1.

13.   The staff notes the disclosure that $740 was recognized as OTTI on the
        company's three collateralized debt obligation investment securities for the three
        months ended June 30, 2009. Please revise the financial statements pursuant to
        paragraphs 35 and 36 of FSP FAS 115-2 and FAS 124-2 to clearly identify the net
        impairment loss recognized in earnings on the face of the statement of earnings.

Note 2 – Investment Securities, pages 11-14

14.   Reference is made to the rollforward of the credit losses recognized in earnings
        for the three month period ended June 30, 2009 and the beginning balance as of
        April 1, 2009 (on page 14). Please revise future filings to provide the disclosure
        required by paragraph 42 of FSP FAS 115-2 and 124-2 with respect to OTTI
        recognized as of April 1, 2009 that you determined to be attributable to credit
        losses. Although these impairments were recognized in prior periods, we believe

this disclosure will provide meaningful information as it relates to how you determine the portion of the OTTI that was credit related. In addition, this information should also be provided for periods in which an OTTI of a debt security is recognized and only the amount related to a credit loss was recognized in earnings.

Item 4. Controls and Procedures, page 36

15. You disclose that your "disclosure controls and procedures are effective in ensuring that material information related to the Company is made known to them by others within the Corporation." Rule 13a-15(e) under the Exchange Act requires that you conclude whether your disclosure controls and procedures are effective to ensure that the information required to be disclosed "is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and are also designed to ensure that the "information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures met all of the requirements of the rule as of June 30, 2009 and confirm that you will conform your disclosure in future filings.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christina Harley at (202) 551-3695 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Staff Attorney